Exhibit 99.3
ROGERS COMMUNICATIONS REPORTS THIRD QUARTER 2017 RESULTS

•	Total service revenue and adjusted operating profit growth of 4% and 6%, respectively

•	Continued strong financial and subscriber performance in Wireless

•	Service revenue and adjusted operating profit growth of 7% and 9%, respectively

•	Wireless adjusted operating profit margin expansion of 80 basis points

•	Postpaid net additions of 129,000, up 15,000, and the highest postpaid net additions in 8 years

•	Postpaid churn of 1.16%, improved 10 basis points, and the best third quarter churn rate in 8 years

•	Cable revenue and adjusted operating profit growth of 1% and 2%, respectively

•	Cable adjusted operating profit margin expansion of 80 basis points

•	Continued strong Internet revenue growth of 6% and net additions of 27,000

•
Increasing full-year 2017 guidance for adjusted operating profit growth to 5% to 6% with plans to invest the incremental profit in our networks for revised total capital expenditures of $2,350 million to $2,450 million; maintaining original free cash flow guidance of 2% to 4% growth

TORONTO (October 19, 2017) - Rogers Communications Inc. today announced its unaudited financial and operating results for the third quarter ended September 30, 2017.

Consolidated Financial Highlights

	Three months ended September 30			Nine months ended September 30
(In millions of Canadian dollars, except per share amounts, unaudited)	2017	2016	% Chg	2017	2016	% Chg

Total revenue	3,581	3,492	3	10,511	10,192	3
Total service revenue [1]	3,450	3,328	4	10,130	9,721	4
Adjusted operating profit [2]	1,463	1,385	6	4,039	3,833	5
Net income	467	220	112	1,292	844	53
Adjusted net income [2]	523	427	22	1,366	1,099	24

Basic earnings per share	$0.91	$0.43	112	$2.51	$1.64	53
Adjusted basic earnings per share [2]	$1.02	$0.83	23	$2.65	$2.13	24

Cash provided by operating activities	1,377	1,185	16	2,796	2,904	(4)
Free cash flow [2]	538	598	(10)	1,502	1,313	14

[1]	As defined. See "Key Performance Indicators".
2 As defined. See "Non-GAAP Measures". These measures should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies.

"Our third quarter results reflect continued momentum with strong top-line growth and flow-through to adjusted operating profit. Our team delivered on all key operating and financial metrics in our largest segment, Wireless. We significantly grew subscribers, revenue, adjusted operating profit, and margins. We are pleased with our postpaid churn result," said Joe Natale, President and CEO. "In a highly competitive quarter, Cable financials were strong thanks to our Internet competitive speed advantage. We continue to focus our efforts to drive customer service and margin improvements."

Rogers Communications Inc.	1	Third Quarter 2017

Key Financial Highlights

Higher revenue
Revenue increased 3% this quarter, largely driven by Wireless service revenue growth of 7%. Wireless service revenue increased primarily as a result of subscriber growth and more higher-rate plans from our various brands, including Rogers Share Everything plans.

Cable revenue increased 1% this quarter due to continued strong Internet revenue growth of 6%. Excluding the impact of the CRTC decision that reduced access service rates, Cable and Internet revenue would have increased 2% and 9%, respectively.

Media revenue decreased 3% this quarter primarily as a result of the success of the World Cup of Hockey in 2016 (not held this year) and lower publishing-related revenue due to the strategic shift to digital media announced late last year.

Higher adjusted operating profit
Adjusted operating profit increased 6% this quarter primarily as a result of Wireless adjusted operating profit growth of 9%, due to the strong flow-through of service revenue growth described above and various cost efficiencies.

Cable adjusted operating profit increased 2% this quarter as a result of the ongoing product mix shift to higher-margin Internet and various cost efficiencies. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased 5% this quarter.

Media adjusted operating profit decreased 18% this quarter primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and lower publishing-related revenue due to the strategic shift to digital media announced late last year.

Higher net income and adjusted net income
Net income increased 112% this quarter as a result of higher adjusted operating profit this quarter and prior year losses related to both the wind down of shomi and divestitures pertaining to certain investments.

Adjusted net income increased 22% this quarter primarily due to higher adjusted operating profit and lower depreciation and amortization.

Substantial free cash flow affords financial flexibility
We continued to generate substantial cash flow from operating activities and free cash flow of $1,377 million and $538 million, respectively. Free cash flow decreased as a result of the timing of capital expenditures.

We ended the third quarter with a debt leverage ratio (adjusted net debt / adjusted operating profit) of 2.8, which improved from a ratio of 3.0 as at the end of the same period last year. See "Managing our Liquidity and Financial Resources" in our Third Quarter 2017 Management's Discussion and Analysis (MD&A) for more information.

Our solid financial results enabled us to continue to make investments in our network and still return substantial dividends to shareholders. We paid $247 million in dividends this quarter.

Financial guidance
We are increasing our guidance for full-year 2017 adjusted operating profit growth and net additions to property, plant and equipment from the original ranges provided on January 26, 2017 to reflect the strong growth in our Wireless segment this year and the intended investment of those incremental profits to further enhance the quality of our networks. Our guidance for free cash flow and revenue remains unchanged.

	2016	2017 Original			2017 Revised
(In millions of dollars, except percentages)	Actual	Guidance Ranges [1]			Guidance Ranges [1]

Consolidated Guidance
Revenue	13,702	Increase of 3%	to	5%	No change
Adjusted operating profit [2]	5,092	Increase of 2%	to	4%	Increase of 5% to 6%
Additions to property, plant and equipment, net [3]	2,352	2,250	to	2,350	2,350 to 2,450
Free cash flow [2]	1,705	Increase of 2%	to	4%	No change

[1]	Guidance ranges presented as percentages reflect percentage increases over full-year 2016 actual results.

[2]
Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

[3]
Includes additions to property, plant and equipment for the Wireless, Cable, Business Solutions, Media, and Corporate segments net of proceeds on disposition, but does not include expenditures for spectrum licences.

Rogers Communications Inc.	2	Third Quarter 2017

Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with "About Forward-Looking Information" in this earnings release and in our 2016 Annual MD&A and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors and risks that may cause our actual future financial and operating results to differ from what we currently expect.

Strategic Update

Our primary focus remains on growing our core business, where we believe we can generate the most value. We are driving deeper accountability for the end-to-end customer experience and the fundamentals we believe are the key drivers of shareholder value: growth in revenue, adjusted operating profit, margins, free cash flow, and return on investment.

The following priorities guide our actions and decision-making as we further improve our operational execution and make disciplined investments to deliver increased shareholder value:

Create best-in-class customer experiences by putting customers first in everything we do

•	Listen carefully to the voice of our customers and the voice of our front line

•	Obsess over our customers' end-to-end service experiences and innovate across every interaction

•	Focus on making things clear, simple, and fair for our customers and build this into our products and services

•	Build digital capabilities so our customers have a reliable and consistent experience across channels

Invest in our networks and technology to deliver leading performance and reliability

•	Reinforce the belief that networks are the lifeblood of our business and world-class performance is critical to our future

•	Deliver high-performing, worry-free network service to our customers

Deliver innovative solutions and compelling content that our customers will love

•	Be relentless in leveraging proven technologies and remarkable innovations from across the globe

•	Invest in and own the content our audiences want most and bring it to them on their screen of choice

•	Focus on solutions, not products

Drive profitable growth in all the markets we serve

•	Focus on the core growth drivers in wireless, cable, enterprise, and media

•	Develop a strong capability in cost management to support investments that will fuel our future

Develop our people and a high performing culture

•	Invest in building the skills, capabilities, and careers of our people to support their success

•	Make Rogers a top employer that is known for attracting and retaining the best talent

•	Create an open, trusting, and diverse workplace that is grounded in accountability and performance

Be a strong, socially responsible leader in our communities across Canada

•	Be a relevant and respected community leader in each region of our country

•	Leverage our strong local teams to become active and engaged volunteers in our communities

Rogers Communications Inc.	3	Third Quarter 2017

About Rogers

Rogers is a leading diversified Canadian communications and media company that's working to deliver a great experience to our customers every day. We are Canada's largest provider of wireless communications services and one of Canada's leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media. Our shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

Investment community contact	Media contact

Amy Schwalm	Terrie Tweddle
416.704.9057	647.501.8346
amy.schwalm@rci.rogers.com	terrie.tweddle@rci.rogers.com

Quarterly Investment Community Teleconference

Our third quarter 2017 results teleconference with the investment community will be held on:

•	October 19, 2017

•	8:00 a.m. Eastern Time

•	webcast available at investors.rogers.com

•	media are welcome to participate on a listen-only basis

A rebroadcast will be available at investors.rogers.com for at least two weeks following the teleconference. Additionally, investors should note that from time to time, Rogers' management presents at brokerage-sponsored investor conferences. Most often, but not always, these conferences are webcast by the hosting brokerage firm, and when they are webcast, links are made available on Rogers' website at investors.rogers.com.

For More Information

You can find more information relating to us on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this earnings release is not part of, or incorporated into, this earnings release.

You can also go to investors.rogers.com for information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business.

Rogers Communications Inc.	4	Third Quarter 2017

About this Earnings Release

This earnings release contains important information about our business and our performance for the three and nine months ended September 30, 2017, as well as forward-looking information about future periods. This earnings release should be read in conjunction with our Third Quarter 2017 MD&A; our Third Quarter 2017 Interim Condensed Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (IASB); our 2016 Annual MD&A; our 2016 Audited Consolidated Financial Statements and notes thereto, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB; and our other recent filings with Canadian and US securities regulatory authorities, including our Annual Information Form, which are available on SEDAR at sedar.com or EDGAR at sec.gov, respectively. We draw attention to our 2016 Annual MD&A where we disclosed that certain comparative figures were retrospectively amended as a result of the IFRS Interpretations Committee's agenda decision relating to IAS 12, Income Taxes.

For more information about Rogers, including product and service offerings, competitive market and industry trends, our overarching strategy, key performance drivers, and objectives, see "Understanding Our Business", "Our Strategy, Key Performance Drivers, and Strategic Highlights", and "Capability to Deliver Results" in our 2016 Annual MD&A.

All dollar amounts are in Canadian dollars unless otherwise stated and are unaudited. All percentage changes are calculated using the rounded numbers as they appear in the tables. Information is current as at October 18, 2017 and was approved by the Audit and Risk Committee of our Board of Directors (Board) on that date. This earnings release includes forward-looking statements and assumptions. See "About Forward-Looking Information" for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

In this earnings release, this quarter, the quarter, or the third quarter refer to the three months ended September 30, 2017, the first quarter refers to the three months ended March 31, 2017, the second quarter refers to the three months ended June 30, 2017, and year to date refers to the nine months ended September 30, 2017 unless the context indicates otherwise. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

Rogers Communications Inc.	5	Third Quarter 2017

Summary of Consolidated Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Wireless	2,138	2,037	5		6,154	5,858	5
Cable	870	865	1		2,595	2,591	—
Business Solutions	97	95	2		288	288	—
Media	516	533	(3)		1,627	1,596	2
Corporate items and intercompany eliminations	(40)	(38)	5		(153)	(141)	9
Revenue	3,581	3,492	3		10,511	10,192	3
Total service revenue [1]	3,450	3,328	4		10,130	9,721	4

Adjusted operating profit (loss)
Wireless	964	884	9		2,701	2,493	8
Cable	440	431	2		1,260	1,239	2
Business Solutions	33	31	6		96	93	3
Media	65	79	(18)		100	120	(17)
Corporate items and intercompany eliminations	(39)	(40)	(3)		(118)	(112)	5
Adjusted operating profit [2]	1,463	1,385	6		4,039	3,833	5

Adjusted operating profit margin [2]	40.9%	39.7%	1.2	pts	38.4%	37.6%	0.8	pts

Net income	467	220	112		1,292	844	53
Basic earnings per share	$0.91	$0.43	112		$2.51	$1.64	53
Diluted earnings per share	$0.91	$0.43	112		$2.50	$1.63	53

Adjusted net income [2]	523	427	22		1,366	1,099	24
Adjusted basic earnings per share [2]	$1.02	$0.83	23		$2.65	$2.13	24
Adjusted diluted earnings per share [2]	$1.01	$0.83	22		$2.64	$2.13	24

Additions to property, plant and equipment, net	658	549	20		1,595	1,748	(9)
Cash provided by operating activities	1,377	1,185	16		2,796	2,904	(4)
Free cash flow [2]	538	598	(10)		1,502	1,313	14

[1]	As defined. See "Key Performance Indicators".

[2]
Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See "Non-GAAP Measures" for information about these measures, including how we calculate them.

Rogers Communications Inc.	6	Third Quarter 2017

Results of our Reporting Segments

WIRELESS

Wireless Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Service revenue	2,011	1,878	7		5,785	5,400	7
Equipment revenue	127	159	(20)		369	458	(19)
Revenue	2,138	2,037	5		6,154	5,858	5

Operating expenses
Cost of equipment	483	469	3		1,385	1,363	2
Other operating expenses	691	684	1		2,068	2,002	3
Operating expenses	1,174	1,153	2		3,453	3,365	3

Adjusted operating profit	964	884	9		2,701	2,493	8

Adjusted operating profit margin as a % of service revenue	47.9%	47.1%	0.8	pts	46.7%	46.2%	0.5	pts
Additions to property, plant and equipment	219	161	36		537	549	(2)

Wireless Subscriber Results 1

	Three months ended September 30				Nine months ended September 30
(In thousands, except churn, postpaid ARPA, and blended ARPU)	2017	2016	Chg		2017	2016	Chg

Postpaid
Gross additions	434	432	2		1,143	1,085	58
Net additions	129	114	15		282	193	89
Total postpaid subscribers [2]	8,839	8,464	375		8,839	8,464	375
Churn (monthly)	1.16%	1.26%	(0.10	pts)	1.11%	1.19%	(0.08	pts)
ARPA (monthly)	$128.54	$121.39	$7.15		$124.13	$116.52	$7.61
Prepaid
Gross additions	254	238	16		617	589	28
Net additions	97	67	30		69	73	(4)
Total prepaid subscribers [2]	1,786	1,679	107		1,786	1,679	107
Churn (monthly)	3.04%	3.49%	(0.45	pts)	3.58%	3.57%	0.01	pts
Blended ARPU (monthly)	$63.78	$62.30	$1.48		$61.94	$60.32	$1.62

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

Service revenue
The 7% increases in service revenue this quarter and year to date were a result of:

•	larger postpaid and prepaid subscriber bases; and

•
higher blended ARPU as a result of the increased mix of higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. Our higher-rate plans typically generate higher ARPU, may allow users to pool and manage their data usage across multiple devices, and provide access to some of our other offerings, such as Roam Like Home, Fido Roam, Rogers NHL LIVE, Fido Data Bytes, and Spotify.

The 6% increase in postpaid ARPA this quarter and 7% increase year to date were primarily a result of subscribers increasingly adding new lines to existing accounts, including through the continued adoption of Rogers Share Everything plans. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account. In addition, increases in postpaid accounts this quarter and year to date contributed to the postpaid ARPA increases.

Rogers Communications Inc.	7	Third Quarter 2017

The 2% increase in blended ARPU this quarter and 3% increase year to date were a result of the increased service revenue as discussed above.

We believe the increases in net additions to our postpaid subscriber base and the lower postpaid churn this quarter and year to date were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue
The 20% decrease in equipment revenue this quarter and 19% decrease year to date were a result of:

•	larger average investments in higher-blended-ARPU-generating customers who purchased devices under term contracts; and

•	a 2% decrease in device upgrades by existing subscribers this quarter and 7% decrease year to date; partially offset by

•	higher postpaid gross additions.

Operating expenses
Cost of equipment
The 3% increase in the cost of equipment this quarter and 2% increase year to date were a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones as we continue to invest in higher-blended-ARPU-generating customers; and

•	higher postpaid gross additions; partially offset by

•	the decrease in device upgrades by existing subscribers as discussed above.

Other operating expenses
The 1% increase in other operating expenses this quarter and 3% increase year to date were a result of:

•	higher costs of service, as a result of our growing subscriber bases; and

•	higher commissions, as a result of our higher postpaid gross additions; partially offset by

•	various cost and productivity initiatives.

Adjusted operating profit
The 9% increase in adjusted operating profit this quarter and 8% increase year to date were a result of the strong flow-through of service revenue growth discussed above.

Rogers Communications Inc.	8	Third Quarter 2017

CABLE

Cable Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Internet	404	381	6		1,193	1,117	7
Television	377	387	(3)		1,129	1,176	(4)
Phone	88	95	(7)		269	293	(8)
Service revenue	869	863	1		2,591	2,586	—
Equipment revenue	1	2	(50)		4	5	(20)
Revenue	870	865	1		2,595	2,591	—

Operating expenses
Cost of equipment	1	—	n/m		2	2	—
Other operating expenses	429	434	(1)		1,333	1,350	(1)
Operating expenses	430	434	(1)		1,335	1,352	(1)

Adjusted operating profit	440	431	2		1,260	1,239	2

Adjusted operating profit margin	50.6%	49.8%	0.8	pts	48.6%	47.8%	0.8	pts
Additions to property, plant and equipment	316	255	24		793	801	(1)
n/m - not meaningful

Cable Subscriber Results 1

	Three months ended September 30			Nine months ended September 30
(In thousands)	2017	2016	Chg	2017	2016	Chg

Internet
Net additions	27	39	(12)	68	67	1
Total Internet subscribers [2]	2,213	2,115	98	2,213	2,115	98
Television
Net losses	(18)	(14)	(4)	(67)	(63)	(4)
Total Television subscribers [2]	1,753	1,833	(80)	1,753	1,833	(80)
Phone
Net additions	1	5	(4)	5	—	5
Total Phone subscribers [2]	1,099	1,090	9	1,099	1,090	9

Cable homes passed [2]	4,288	4,227	61	4,288	4,227	61
Total service units [3]
Net additions	10	30	(20)	6	4	2
Total service units [2]	5,065	5,038	27	5,065	5,038	27

[1]	Subscriber counts are key performance indicators. See "Key Performance Indicators".

[2]	As at end of period.

[3]	Includes Internet, Television, and Phone subscribers.

Revenue
The 1% increase in revenue this quarter and marginal increase year to date were primarily a result of:

•	a higher subscriber base for our Internet products; partially offset by

•	the impact of service pricing changes;

•	Television subscriber losses over the past year; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates.

Excluding the impact of the CRTC decision, Cable revenue would have increased by 2% this quarter and 1% year to date.

Rogers Communications Inc.	9	Third Quarter 2017

Internet revenue
The 6% increase in Internet revenue this quarter and 7% increase year to date were a result of:

•	a larger Internet subscriber base;

•	general movement of customers to higher speed and usage tiers of our Ignite Internet offerings; and

•	the impact of Internet service pricing changes; partially offset by

•	more promotional pricing provided to subscribers; and

•	lower wholesale revenue as a result of a CRTC decision that reduced access service rates. Excluding this impact, Internet revenue would have increased by 9% this quarter and 10% year to date.

Television revenue
The 3% decrease in Television revenue this quarter and 4% decrease year to date were a result of:

•	the decline in Television subscribers over the past year; partially offset by

•	the impact of Television service pricing changes, net of discounts.

Phone revenue
The 7% decrease in Phone revenue this quarter and 8% decrease year to date were a result of the impact of pricing packages.

Operating expenses
The 1% decreases in operating expenses this quarter and year to date were a result of:

•	relative shifts in product mix to higher-margin Internet offerings from conventional Television broadcasting; and

•	various cost efficiencies and productivity initiatives.

Adjusted operating profit
The 2% increases in adjusted operating profit this quarter and year to date were a result of the revenue and expense changes discussed above. Excluding the impact of the CRTC decision that reduced access service rates, adjusted operating profit would have increased by 5% this quarter and 4% year to date.

Rogers Communications Inc.	10	Third Quarter 2017

BUSINESS SOLUTIONS

Business Solutions Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue
Next generation	81	77	5		238	230	3
Legacy	14	17	(18)		44	54	(19)
Service revenue	95	94	1		282	284	(1)
Equipment revenue	2	1	100		6	4	50
Revenue	97	95	2		288	288	—

Operating expenses	64	64	—		192	195	(2)

Adjusted operating profit	33	31	6		96	93	3

Adjusted operating profit margin	34.0%	32.6%	1.4	pts	33.3%	32.3%	1.0	pts
Additions to property, plant and equipment	31	33	(6)		91	109	(17)

Revenue
The 1% increase in service revenue this quarter was a result of the increase in higher-margin, next generation on-net and near-net IP-based services revenue, partially offset by the continued decline in our legacy and off-net voice business.

The 1% decrease in service revenue year to date was a result a larger relative decline in our legacy service revenue in comparison to our next generation service revenue over the course of the year.

We expect legacy service revenue will continue to decrease as we focus on migrating customers to more advanced, cost-effective IP-based services and solutions. Next generation services, which include our data centre operations, represented 85% of service revenue in the quarter (2016 - 82%) and 84% year to date (2016 - 81%).

Operating expenses
The stable operating expenses this quarter and 2% decrease year to date were a result of:

•	lower service costs related to the continued decline in our legacy and off-net voice business; and

•	cost efficiencies and productivity initiatives; partially offset by

•	higher service costs related to our next generation on-net and near-net IP-based offerings.

Adjusted operating profit
The 6% increase in adjusted operating profit this quarter and 3% increase year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	11	Third Quarter 2017

MEDIA

Media Financial Results

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except margins)	2017	2016	% Chg		2017	2016	% Chg

Revenue	516	533	(3)		1,627	1,596	2
Operating expenses	451	454	(1)		1,527	1,476	3

Adjusted operating profit	65	79	(18)		100	120	(17)

Adjusted operating profit margin	12.6%	14.8%	(2.2	pts)	6.1%	7.5%	(1.4	pts)
Additions to property, plant and equipment	18	12	50		44	43	2

Revenue
The 3% decrease in revenue this quarter was a result of:

•	the success of the World Cup of Hockey last year, which was not held this year; and

•	lower publishing-related advertising and circulation revenue due to the strategic shift to digital media announced last year; partially offset by

•	higher TSC merchandise sales; and

•	higher conventional broadcast TV advertising revenue.

In addition, the 2% increase year to date was a result of:

•	higher sports-related revenue, including a distribution in the first quarter to the Toronto Blue Jays from Major League Baseball.

Operating expenses
The 1% decrease in operating expenses this quarter was a result of:

•	lower sports-related programming and production costs, primarily due to the World Cup of Hockey held last year;

•	lower publishing costs due to the strategic shift as discussed above; partially offset by

•	higher Toronto Blue Jays player payroll (including the impact of foreign exchange); and

•	higher TSC merchandise costs.

The 3% increase year to date was also a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) over the course of the year.

Adjusted operating profit
The 18% decrease in adjusted operating profit this quarter and 17% decrease year to date were a result of the revenue and expense changes discussed above.

Rogers Communications Inc.	12	Third Quarter 2017

ADDITIONS TO PROPERTY, PLANT AND EQUIPMENT, NET

	Three months ended September 30				Nine months ended September 30
(In millions of dollars, except capital intensity)	2017	2016	% Chg		2017	2016	% Chg

Additions to property, plant and equipment
Wireless	219	161	36		537	549	(2)
Cable	316	255	24		793	801	(1)
Business Solutions	31	33	(6)		91	109	(17)
Media	18	12	50		44	43	2
Corporate	74	88	(16)		204	246	(17)

Total additions to property, plant and equipment [1]	658	549	20		1,669	1,748	(5)
Proceeds from disposition of property, plant and equipment	—	—	n/m		(74)	—	n/m

Total additions to property, plant and equipment, net	658	549	20		1,595	1,748	(9)

Capital intensity [2]	18.4%	15.7%	2.7	pts	15.2%	17.2%	(2.0	pts)

[1]	Additions to property, plant and equipment do not include expenditures for spectrum licences.

[2]	As defined. See "Key Performance Indicators".

Wireless
The increase in additions to property, plant and equipment in Wireless this quarter was a result of greater investment in network infrastructure in 2017 to further enhance the quality of our wireless network.

The decrease in additions to property, plant and equipment in Wireless year to date was primarily a result of higher LTE network investments in 2016 to enhance network coverage and the quality of our network.

Deployment of our 700 MHz LTE network reached 92% of Canada's population as at September 30, 2017. The 700 MHz LTE network offers improved signal quality in basements, elevators, and buildings with thick concrete walls. Deployment of our overall LTE network reached approximately 95% of Canada's population as at September 30, 2017.

Cable
The increase in additions to property, plant and equipment in Cable this quarter was a result of higher investments in network infrastructure, partially related to our forthcoming X1 IP-based video platform, and higher customer premise equipment additions in 2017.

The decrease in additions to property, plant and equipment in Cable year to date was a result of investments associated with delivering Ignite Gigabit Internet across our Cable footprint in 2016, as well as costs related to development of our legacy IPTV product in 2016.

Business Solutions
The decreases in additions to property, plant and equipment in Business Solutions this quarter and year to date were a result of higher investments in network infrastructure in 2016.

Media
The increases in additions to property, plant and equipment this quarter and year to date reflect higher investments in our broadcast infrastructure and the Rogers Centre this year, partially offset by greater investments in digital platforms in 2016.

Corporate
The decreases in additions to property, plant and equipment in Corporate this quarter and year to date were a result of higher investments in information technology infrastructure and premise improvements at our various offices in 2016.

Proceeds from disposition of property, plant and equipment
We sold certain real estate assets in the second quarter for total proceeds of $74 million.

Capital intensity
Capital intensity increased this quarter as a result of higher net additions to property, plant and equipment as discussed above, partially offset by higher total revenue. Capital intensity decreased year to date due to lower net additions to property, plant and equipment over the course of the year.

Rogers Communications Inc.	13	Third Quarter 2017

Key Performance Indicators

We measure the success of our strategy using a number of key performance indicators that are defined and discussed in our 2016 Annual MD&A and this earnings release. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered an alternative to net income or any other measure of performance under IFRS. They include:

•	Subscriber counts;

•	Subscriber churn (churn);

•	Postpaid average revenue per account (ARPA);

•	Blended average revenue per user (ARPU);

•	Capital intensity; and

•	Total service revenue.

Rogers Communications Inc.	14	Third Quarter 2017

Non-GAAP Measures

We use the following non-GAAP measures. These are reviewed regularly by management and our Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it		How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin	●	To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.
Adjusted operating profit:
Net income
add (deduct)
income tax expense (recovery); other expense (income); finance costs; restructuring, acquisition and other; loss (gain) on disposition of property, plant and equipment; depreciation and amortization; stock-based compensation; and impairment of assets and related onerous contract charges.

Adjusted operating profit margin:
Adjusted operating profit
divided by
revenue (service revenue for Wireless).
Net income
	●	We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.
	●	We also use it as one component in determining short-term incentive compensation for all management employees.
Adjusted net income Adjusted basic and diluted earnings per share	●
To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:
Net income
add (deduct)
stock-based compensation; restructuring, acquisition and other; impairment of assets and related onerous contract charges; loss (gain) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:
Adjusted net income
divided by
basic and diluted weighted average shares outstanding.
Net income Basic and diluted earnings per share
Free cash flow	●	To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.	Adjusted operating profit deduct additions to property, plant and equipment net of proceeds on disposition; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
	●	We believe that some investors and analysts use free cash flow to value a business and its underlying assets.
Adjusted net debt	●	To conduct valuation-related analysis and make decisions about capital structure.
Total long-term debt
add (deduct)
current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.
Long-term debt
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.
Adjusted net debt / adjusted operating profit (debt leverage ratio)	●	To conduct valuation-related analysis and make decisions about capital structure.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income
	●	We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Rogers Communications Inc.	15	Third Quarter 2017

Reconciliation of adjusted operating profit

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net income	467	220	1,292	844
Add (deduct):
Income tax expense	188	109	477	329
Other expense (income)	20	220	(22)	195
Finance costs	183	188	562	573
Restructuring, acquisition and other	59	55	121	126
Gain on disposition of property, plant and equipment	—	—	(49)	—
Depreciation and amortization	531	575	1,611	1,721
Stock-based compensation	15	18	47	45

Adjusted operating profit	1,463	1,385	4,039	3,833

Reconciliation of adjusted operating profit margin

	Three months ended September 30		Nine months ended September 30
(In millions of dollars, except percentages)	2017	2016	2017	2016

Adjusted operating profit margin:
Adjusted operating profit	1,463	1,385	4,039	3,833
Divided by: total revenue	3,581	3,492	10,511	10,192

Adjusted operating profit margin	40.9%	39.7%	38.4%	37.6%

Reconciliation of adjusted net income

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Net income	467	220	1,292	844
Add (deduct):
Stock-based compensation	15	18	47	45
Restructuring, acquisition and other	59	55	121	126
Net loss on divestitures pertaining to investments	—	50	—	11
Loss (recovery) on wind down of shomi	—	140	(20)	140
Gain on disposition of property, plant and equipment	—	—	(49)	—
Income tax impact of above items	(18)	(56)	(25)	(70)
Income tax adjustment, legislative tax change	—	—	—	3

Adjusted net income	523	427	1,366	1,099

Rogers Communications Inc.	16	Third Quarter 2017

Reconciliation of adjusted earnings per share

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Adjusted basic earnings per share:
Adjusted net income	523	427	1,366	1,099
Divided by:
Weighted average number of shares outstanding	515	515	515	515

Adjusted basic earnings per share	$1.02	$0.83	$2.65	$2.13

Adjusted diluted earnings per share:
Adjusted net income	523	427	1,366	1,099
Divided by:
Diluted weighted average number of shares outstanding	516	517	517	517

Adjusted diluted earnings per share	$1.01	$0.83	$2.64	$2.13

Reconciliation of free cash flow

	Three months ended September 30		Nine months ended September 30
(In millions of dollars)	2017	2016	2017	2016

Cash provided by operating activities	1,377	1,185	2,796	2,904
Add (deduct):
Additions to property, plant and equipment, net	(658)	(549)	(1,595)	(1,748)
Interest on borrowings, net of capitalized interest	(180)	(179)	(543)	(558)
Restructuring, acquisition and other	59	55	121	126
Interest paid	239	240	610	632
Change in non-cash operating working capital items	(266)	(117)	139	(32)
Other adjustments	(33)	(37)	(26)	(11)

Free cash flow	538	598	1,502	1,313

Rogers Communications Inc.	17	Third Quarter 2017

Reconciliation of adjusted net debt and debt leverage ratio

	As at September 30	As at December 31
(In millions of dollars)	2017	2016

Current portion of long-term debt	1,747	750
Long-term debt	12,655	15,330
Deferred transaction costs and discounts	110	117
	14,512	16,197
Add (deduct):
Net debt derivative assets	(1,196)	(1,683)
Credit risk adjustment related to net debt derivative assets	(22)	(57)
Short-term borrowings	1,738	800
Bank advances	35	71

Adjusted net debt	15,067	15,328

	As at September 30	As at December 31
(In millions of dollars, except ratios)	2017	2016

Debt leverage ratio
Adjusted net debt	15,067	15,328
Divided by: trailing 12-month adjusted operating profit	5,298	5,092

Debt leverage ratio	2.8	3.0

Rogers Communications Inc.	18	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Income
(In millions of dollars, except per share amounts, unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016

Revenue	3,581	3,492	10,511	10,192

Operating expenses:
Operating costs	2,133	2,125	6,519	6,404
Depreciation and amortization	531	575	1,611	1,721
Gain on disposition of property, plant and equipment	—	—	(49)	—
Restructuring, acquisition and other	59	55	121	126
Finance costs	183	188	562	573
Other expense (income)	20	220	(22)	195

Income before income tax expense	655	329	1,769	1,173
Income tax expense	188	109	477	329

Net income for the period	467	220	1,292	844

Earnings per share:
Basic	$0.91	$0.43	$2.51	$1.64
Diluted	$0.91	$0.43	$2.50	$1.63

Rogers Communications Inc.	19	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Financial Position
(In millions of dollars, unaudited)

	As at September 30	As at December 31
	2017	2016

Assets
Current assets:
Accounts receivable	1,816	1,949
Inventories	235	315
Other current assets	240	215
Current portion of derivative instruments	423	91
Total current assets	2,714	2,570

Property, plant and equipment	10,821	10,749
Intangible assets	7,270	7,130
Investments	2,569	2,174
Derivative instruments	988	1,708
Other long-term assets	91	98
Deferred tax assets	6	8
Goodwill	3,905	3,905

Total assets	28,364	28,342

Liabilities and shareholders' equity
Current liabilities:
Bank advances	35	71
Short-term borrowings	1,738	800
Accounts payable and accrued liabilities	2,589	2,783
Income tax payable	95	186
Current portion of provisions	4	134
Unearned revenue	274	367
Current portion of long-term debt	1,747	750
Current portion of derivative instruments	84	22
Total current liabilities	6,566	5,113

Provisions	33	33
Long-term debt	12,655	15,330
Derivative instruments	160	118
Other long-term liabilities	540	562
Deferred tax liabilities	2,120	1,917
Total liabilities	22,074	23,073

Shareholders' equity	6,290	5,269

Total liabilities and shareholders' equity	28,364	28,342

Rogers Communications Inc.	20	Third Quarter 2017

Rogers Communications Inc.
Interim Condensed Consolidated Statements of Cash Flows
(In millions of dollars, unaudited)

	Three months ended September 30		Nine months ended September 30
	2017	2016	2017	2016
Operating activities:
Net income for the period	467	220	1,292	844
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	531	575	1,611	1,721
Program rights amortization	13	15	49	54
Finance costs	183	188	562	573
Income tax expense	188	109	477	329
Stock-based compensation	15	18	47	45
Post-employment benefits contributions, net of expense	35	30	(24)	(31)
Net loss on divestitures pertaining to investments	—	50	—	11
Gain on disposition of property, plant and equipment	—	—	(49)	—
Loss (recovery) on wind down of shomi	—	140	(20)	140
Other	5	22	(1)	32
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	1,437	1,367	3,944	3,718
Change in non-cash operating working capital items	266	117	(139)	32
Cash provided by operating activities before income taxes paid and interest paid	1,703	1,484	3,805	3,750
Income taxes paid	(87)	(59)	(399)	(214)
Interest paid	(239)	(240)	(610)	(632)

Cash provided by operating activities	1,377	1,185	2,796	2,904

Investing activities:
Additions to property, plant and equipment, net	(658)	(549)	(1,595)	(1,748)
Additions to program rights	(5)	(19)	(38)	(43)
Changes in non-cash working capital related to property, plant and equipment and intangible assets	96	(42)	8	(147)
Acquisitions and other strategic transactions, net of cash acquired	—	—	(184)	—
Other	(29)	(11)	(81)	(4)

Cash used in investing activities	(596)	(621)	(1,890)	(1,942)

Financing activities:
Net (repayment) proceeds received on short-term borrowings	(204)	—	1,021	250
Net repayment of long-term debt	(183)	(215)	(1,031)	(481)
Net (payments) proceeds on settlement of debt derivatives and forward contracts	(108)	25	(119)	(17)
Dividends paid	(247)	(247)	(741)	(741)
Other	—	5	—	5

Cash used in financing activities	(742)	(432)	(870)	(984)

Change in cash and cash equivalents	39	132	36	(22)
(Bank advances) cash and cash equivalents, beginning of period	(74)	(143)	(71)	11

Bank advances, end of period	(35)	(11)	(35)	(11)

Rogers Communications Inc.	21	Third Quarter 2017

About Forward-Looking Information

This earnings release includes "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking information"), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this earnings release. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information

•
typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•
includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and

•	was approved by our management on the date of this earnings release.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see "Non-GAAP Measures"), among others:

•	revenue;

•	adjusted operating profit;

•	additions to property, plant and equipment, net;

•	cash income tax payments;

•	free cash flow;

•	dividend payments;

•	the growth of new products and services;

•	expected growth in subscribers and the services to which they subscribe;

•	the cost of acquiring and retaining subscribers and deployment of new services;

•	continued cost reductions and efficiency improvements; and

•	all other statements that are not historical facts.

We base our conclusions, forecasts, and projections on the following factors, among others:

•	general economic and industry growth rates;

•	currency exchange rates and interest rates;

•	product pricing levels and competitive intensity;

•	subscriber growth;

•	pricing, usage, and churn rates;

•	changes in government regulation;

•	technology deployment;

•	availability of devices;

•	timing of new product launches;

•	content and equipment costs;

•	the integration of acquisitions; and

•	industry structure and stability.

Except as otherwise indicated, this earnings release and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

Risks and uncertainties
Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including, but not limited to:

•	regulatory changes;

•	technological changes;

•	economic conditions;

•	unanticipated changes in content or equipment costs;

•	changing conditions in the entertainment, information, and communications industries;

•	the integration of acquisitions;

•	litigation and tax matters;

•	the level of competitive intensity;

•	the emergence of new opportunities; and

•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Rogers Communications Inc.	22	Third Quarter 2017

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this earnings release is qualified by the cautionary statements herein.

Before making an investment decision
Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections of our Third Quarter 2017 MD&A entitled "Updates to Risks and Uncertainties" and "Regulatory Developments" and fully review the sections in our 2016 Annual MD&A entitled "Regulation in Our Industry" and "Governance and Risk Management", as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively. Information on or connected to our website is not part of or incorporated into this earnings release.

# # #

Rogers Communications Inc.	23	Third Quarter 2017